Exhibit (a)(5)(P)

Update on the Integration Process; Involvement Across Endo

The Endo and Indevus integration is well underway, with developments on several fronts. A team structure has been established to ensure the right resources are allocated to the integration while focusing the rest of the organization on attaining ongoing business objectives. The following describes the team structure and provides information on progress and how employees across both companies will be engaged in the integration as it moves forward.

Steering Committee

The Steering Committee, announced last month, has been expanded to include Daniel Carbery, who will add valuable leadership and perspective to the effort. The committee, led by Nancy Wysenski, has been meeting frequently to outline an effective plan that can be executed post closing to support an effective integration. In addition, the Steering Committee is responsible for guiding internal and external communications, as well as monitoring our progress toward achieving a new vision for the company.

Integration Team

The Integration Team is led by Nancy Santilli, and Mark Bradley has recently joined the team. This group provides project management and partnership to the various Core Teams, each of which is accountable for a particular area of the integration. Specifically, the Integration Team is responsible for coordinating the Core Teams’ activities, ensuring that project objectives and milestones are achieved, and assessing and monitoring resource needs. Above all, the Integration Team is charged with providing in-depth business and integration experience to ensure that transition issues are effectively and efficiently addressed.

A full list of Integration Team members is available on the merger website in the Document Library on the “About the Integration” page.

Core Teams

Last week, the Core Teams finalized their charters and have been meeting to ensure that all issues are considered prior to the deal officially closing. As they continue their work, each team will have the following responsibilities:

•	Complete design of a project plan

•	Develop a workplan, including resource needs and deliverables

•	Drive and direct team activities

•	Identify significant issues

•	Assign resources to tasks

•	Follow-up with resources and assigned tasks

•	Perform analytical data gathering

•	Report on progress

A full list of the Core Teams and their members are available on the merger website in the Document Library on the “About the Integration” page.

Engaging Employees Not on Core Teams

A successful transition will require much more than just the efforts of the teams mentioned above. Input and expertise from across Endo and Indevus will be critical. The Integration Teams will identify and rely upon Subject Matter Experts (SMEs), who will provide relevant functional knowledge and experience. If you have ideas and insights that you believe would be useful to a particular team, please be sure to reach out to the team leader.

Everyone’s Involvement Is Needed

Regardless of each person’s level of involvement with integration activities, we all have an important role to play. It is essential that we maintain focus on our current work to achieve near-term success, meet our 2009 Business Objectives, and position us well as we combine our organizations to create a new Endo together.

Also, please remember to visit the merger website to ask any questions you may have about the merger. A list of frequently asked questions and answers about Human Resource Transition Issues is available and information is updated regularly.

Additional Information and Where to Find It

This communication is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of Indevus common stock. The solicitation and the offer to purchase shares of Indevus common stock is being made pursuant to a tender offer statement on Schedule TO (including an offer to purchase, a letter of transmittal and related materials) that Endo and BTB Purchaser Inc. filed with the SEC on January 7, 2009. Indevus also filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC with respect to the tender offer on January [6], 2009. Investors and Indevus stockholders are urged to read both the tender offer statement (and related materials), as it may be amended from time to time, and the solicitation/recommendation statement, as it may be amended from time to time, because they contain important information. Investors and security holders may obtain a free copy of these statements and other documents filed by Endo, BTB Purchaser Inc., Indevus and their affiliates with the SEC at the website maintained by the SEC at www.sec.gov.

In addition, the tender offer statement and related materials may be obtained for free at Endo’s website at www.endo.com or by directing such requests to Endo (Investor Relations) at (610) 459-7158, IR@endo.com, or by calling MacKenzie Partners, the information agent for the offer toll-free at (800) 322-2885. The solicitation/recommendation statement and such other documents may be obtained by directing such requests to Indevus (Investor Relations) at (781) 402-340, RDeCarlo@indevus.com.

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